Exhibit 99.7

                                Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")


This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the discretionary trust established for the purposes of the above have advised under two separate notifications dated 31 July 2003 and 1 August 2003 that they disposed on 31 July 2003 of 1,344 Ordinary shares of 25p each in Allied Domecq PLC and disposed on 1 August 2003 of 963 American Depositary Receipts ("ADRs"), each representing 4 Ordinary shares of 25p each in Allied Domecq PLC.

The shares/ADRs were disposed of in connection with the exercise of option(s)/release of ADRs under the Allied Domecq PLC Employee Share Schemes.

The total number of unallocated ordinary shares held by the Trust following these disposals is 33,046,395 shares (made up of both Ordinary Share and ADRs).

The following executive directors together with all employees are potential beneficiaries of the Trust, although the executive directors were not connected with the transactions which took place on 31 July 2003 and 1 August 2003:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.


Charles B Brown
Director of Secretariat & Deputy Company Secretary

1 August 2003